January 7, 2011

VIA EDGAR

Mr. H. Christopher Owings
Ms. Lilyanna Peyser
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: AEI

Application for Withdrawal on Form RW
pursuant to Rule 477 of the Securities Act of 1933, as amended, of the Registration Statement on Form F-1
SEC File No. 333-161420

Dear Mr. Owings and Ms. Peyser:

 Pursuant to Rule 477 (a) and (c) of the Securities Act of 1933, as amended, AEI (the “Registrant”) hereby respectfully requests the immediate withdrawal of the Registrant’s registration statement on Form F-1, filed with the Securities and Exchange Commission, filed on August 18, 2009 (together with the exhibits and amendments thereto, the “Registration Statement”).

The Registrant requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. No securities have been or will be sold under the Registration Statement. The Registrant intends to file a Form 15 to terminate the registration of its common stock under Section 12(g) and Section 15(d) of the Securities Exchange Act of 1934, as amended.

 If you have any questions regarding this application for withdrawal, please contact G. David Brinton of Clifford Chance US LLP, counsel for the Registrant, at (212) 878-8276.

Very truly yours,

AEI
By:	/s/ Eduardo Pawluszek

Name: Eduardo Pawluszek
Title: Executive Vice President and Chief Financial Officer